SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 8th, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces today preliminary air traffic figures for the month of February, 2018. Comparisons refer to the same period of 2017.

GOL’s Highlights

|           The total volume of GOL departures increased by 1.1% and the number of seats was up 1.3% in February, resulting in an increase in supply of 5.3%. GOL’s load factor was 77.8% in February 2018, 0.6 p.p up over the same period of 2017, due to a growth in demand of 6.2% in the period.

|           In the domestic market, volume of departures was down 0.1% and number of seats increased by 3.1%, respectively over February 2017. In addition, GOL increased its supply by 2.4% in February over the same period the year before, while demand grew by 3.5%. GOL’s load factor was up 0.7 p.p in comparison to the same month of the previous year, achieving 77.8%.

|           In February 2018, GOL’s international market supply and demand rose by 26.9% and 26.1%, respectively. GOL’s load factor reduced by 0.4 p.p. in relation to the same period of 2017.

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	Monthly Traffic Figures (¹)			Accumulated YTD Traffic Figures (¹)			Accumulated LTM Traffic Figures (¹)
Operational data *	Feb/18	Feb/17	% Var.	2M18	2M17	% Var.	Feb/18 LTM	Feb/17 LTM	% Var.
Total GOL
Departures	19,419	19,200	1.1%	44,132	43,015	2.6%	251,771	252,461	-0.3%
Seats (thousand)	3,252	3,210	1.3%	7,391	7,206	2.6%	42,138	42,169	-0.1%
ASK (million)	3,727	3,538	5.3%	8,619	8,202	5.1%	47,111	45,877	2.7%
RPK (million)	2,899	2,730	6.2%	6,984	6,612	5.6%	37,602	35,682	5.4%
Load Factor	77.8%	77.2%	0.6 p.p	81.0%	80.6%	0.4 p.p	79.8%	77.8%	2.0 p.p
Pax on board (thousand)	2,413	2,366	2.0%	5,758	5,632	2.2%	32,535	31,523	3.2%
Domestic GOL
Departures	18,036	18,047	-0.1%	41,120	40,511	1.5%	237,102	238,067	-0.4%
Seats (thousand)	3,099	3,006	3.1%	6,951	6,763	2.8%	39,638	39,628	0.0%
ASK (million)	3,194	3,118	2.4%	7,466	7,295	2.3%	41,629	40,722	2.2%
RPK (million)	2,486	2,403	3.5%	6,076	5,897	3.0%	33,425	31,837	5.0%
Load Factor	77.8%	77.1%	0.7 p.p	81.4%	80.8%	0.4 p.p	80.3%	78.2%	2.1 p.p
Pax on board (thousand)	2,226	2,207	0.8%	5,342	5,284	1.1%	30,576	29,664	3.1%
International GOL
Departures	1,383	1,153	19.9%	3,012	2,504	20.3%	14,669	14,394	1.9%
Seats (thousand)	153	204	-24.9%	440	443	-0.7%	2,500	2,542	-1.6%
ASK (million)	533	420	26.9%	1,153	907	27.2%	5,482	5,156	6.3%
RPK (million)	412	327	26.1%	909	715	27.1%	4,178	3,844	8.7%
Load Factor	77.4%	77.8%	-0.4 p.p	78.8%	78.8%	0.0 p.p	76.2%	74.6%	1.6 p.p
Pax on board (thousand)	187	158	18.3%	416	349	19.3%	1,959	1,858	5.4%
On-time Departures	96.3%	94.2%	2.1 p.p	93.7%	93.6%	0.1 p.p	94.7%	94.7%	0.0 p.p
Flight Completion	97.4%	98.4%	-1.0 p.p	98.2%	98.8%	-0.6 p.p	98.4%	96.0%	2.4 p.p
Cargo Ton	7.9	7.7	2.2%	15.8	14.5	9.2%	104.1	96.6	7.7%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America and the Caribbean, on a fleet of 119 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.